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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

May 23, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Sprint Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 29, 2005
File 333-123333

Ladies and Gentlemen:

On behalf of Sprint Corporation, we are delivering with this letter for filing under the Securities Act of 1933, as amended, the following:

•	Amendment No. 2 (the “Second Amendment”) to the Registration Statement on Form S-4 (File No. 333-123333) (“the Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Second Amendment, without exhibits, marked to show changes from Amendment No. 1 (the “First Amendment”) to the Registration Statement filed with the SEC on April 29, 2005.

Sprint has received the Staff’s comments relating to the First Amendment contained in the Staff’s letter of May 13, 2005. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter as well as Sprint’s response to each

ATLANTA • HOUSTON • LONDON • NEW YORK • WASHINGTON, D.C

Securities and Exchange Commission

of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Second Amendment.

Summary, page 3

General

Staff’s Comment 1: Please delete the second italicized paragraph. Once you make your disclosure clear from the context, you will not need to define terms such as “Sprint,” “Nextel” and “Sprint Nextel.”

Response: We have deleted the second italicized paragraph as requested.

Capital Stock, page 4

Staff’s Comment 2: We note the revisions you made in response to prior comment 6. Since the capital stock of Sprint and its redesignation in connection with the merger may be the most confusing for shareholders to understand, we suggest that you retain just the first paragraph of this subsection. In addition, we suggest that you also briefly disclose any new capital stock of Sprint Nextel that Sprint shareholders are being asked to approve in connection with the merger.

Response: As requested, we have deleted the paragraphs following the first paragraph and have revised the disclosure to indicate the new capital stock of Sprint Nextel that Sprint stockholders are being asked to approve in connection with the merger.

Consideration to be Received in the Merger . . ., page 5

Staff’s Comment 3: We note your revisions to describe the merger consideration and adjustments. We encourage you to shorten and simplify the explanations of the adjustments to the merger consideration so that shareholders can more readily understand what the merger consideration is intended to be, how likely it will be to change, and to what extent it may change between the time they vote and the time the amount is finally determined.

Response: In response to the Staff’s comment, we have shortened and simplified the explanations of the adjustments to the merger consideration on pages 5 and 6 to make this disclosure more readily understandable.

Opinions of Financial Advisors, page 9

Staff’s Comment 4: Please disclose the aggregate amount of the transaction termination fees the financial advisors would receive if the transaction is not completed. Also revise the risk factor beginning “The merger agreement limits Sprint’s and Nextel’s ability to pursue” on page 28 to include this aggregate amount.

Securities and Exchange Commission

Response: In response to the Staff’s comment, we have revised the disclosure on pages 8 and 9 under the heading “Opinions of Financial Advisors” and the risk factor beginning “The merger agreement limits Sprint’s and Nextel’s ability to pursue” on page 28 as requested to disclose the aggregate amount of the transaction termination fees the financial advisors will receive if the transaction is not completed.

Material Events Following Completion of the Merger, page 13

Staff’s Comment 5: We note your revisions to include discussion of material events that may occur as a result of the merger’s completion. Please disclose the aggregate principal amount of the Nextel redeemable notes, but otherwise shorten the first and second bullet points, relying more on the cross-reference to the risk factors for a more extended discussion.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 12–13.

Termination of the Merger, page 14

Staff’s Comment 6: With a view to disclosure, tell us in your response letter the basis for your assertion that the $1 billion termination fee and the circumstances requiring its payment “are generally typical for a transaction of the magnitude of the merger and would not unduly prohibit an alternative transaction proposal.” For example, have there been any termination fees approaching $1 billion in transactions between companies in your industry? If not, please clarify this fact in your disclosure, including in the disclosure of each board’s consideration of the termination fee. In addition, disclose throughout whether you believe the payment of the $1 billion termination fee would adversely affect the financial condition of the paying party and to what extent.

Response: In the course of discussions, the board of directors of each of Nextel and Sprint reviewed termination fees as a percentage of equity values in a number of precedent transactions, including in transactions between companies in the wireless telecommunications industry. Based on the closing stock prices of Sprint and Nextel on the day before the transaction was announced, the $1.0 billion termination fee represents approximately 2.9% of the equity value of each of Sprint and Nextel, which were valued approximately equally in the merger. As a percentage of equity, the $1.0 billion termination fee was generally typical of the termination fees in the transactions reviewed by the boards. In addition, legal counsel advised the Sprint and Nextel boards of directors that courts do not generally view termination fees of this magnitude relative to the transaction size as unduly prohibiting an alternative transaction proposal, based upon the fact that termination fees at levels of up to 3.5% of equity value have routinely been upheld in Delaware courts.

We note that: (i) the termination fee in Cingular Wireless’s acquisition of AT&T Wireless, announced February 17, 2004, was $1.4 billion (or 3.4% of AT&T Wireless’s equity)

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and (ii) Comcast’s acquisition of AT&T Broadband, announced July 8, 2001, carried a termination fee of $1.5 billion (or 2.7% of each of AT&T Broadband’s and Comcast’s equity).

The circumstances giving rise to the payment of the termination fee as set forth in the merger agreement are also consistent with the circumstances giving rise to the payment of the termination fee in the precedent transactions reviewed by the boards of directors. In addition, legal counsel advised the Sprint and Nextel boards of directors that these provisions of the merger agreement were typical for a transaction of this type.

Finally, we have added disclosure on page 13 to clarify Sprint’s and Nextel’s belief that the payment by either party of the $1.0 billion termination fee would not materially adversely affect the financial condition of the paying party.

Comparison of Stockholder Rights, page 14

Staff’s Comment 7: Please emphasize here that you are seeking Sprint stockholders’ approval of the Sprint Nextel amended and restated articles of incorporation and bylaws and that the approval of the Sprint Nextel articles and bylaws, by themselves, by Nextel stockholders will not be required. Also, please indicate here whether the Sprint Nextel articles and bylaws include material changes to the current Sprint articles and bylaws.

Response: In response to the Staff’s comment, we have emphasized here that we are seeking only Sprint stockholders’ approval of the Sprint Nextel amended and restated articles of incorporation and that approval of the Sprint Nextel articles and bylaws by Nextel stockholders is not required. We have also indicated on page 14 that the Sprint Nextel amended and restated articles of incorporation include material changes to Sprint’s articles of incorporation. We have also added a cross reference to the more detailed description of the terms of the Sprint Nextel amended and restated articles of incorporation found in the section entitled “Authorized Capital Stock of Sprint Nextel.”

Risk Factors, page 27

The merger agreement limits Sprint’s and Nextel’s ability to pursue . . ., page 29

Staff’s Comment 8: Please disclose the amount of the termination fee in the risk factor caption.

Response: We have revised the risk factor caption to include the amount of the termination fee as requested.

Sprint is subject to exclusivity provisions and other restrictions . . .,” page 32

Staff’s Comment 9: We note your revisions that describe the possible remedies an affected affiliate may pursue in the case of a material breach. So that shareholders can assess the

Securities and Exchange Commission

magnitude of the risk, please further revise to indicate the aggregate appraised fair market value of the affiliates’ wireless businesses in possible affected territories, based on an appropriate source, which could be the affiliates’ own Exchange Act filings.

Response: In response to the Staff’s comment, we have revised the disclosure on page 32. As there are no publicly available appraisals of the fair market value of the wireless businesses of the Sprint PCS Affiliates, we have disclosed the aggregate market value of the common stock of the publicly traded Sprint PCS Affiliates. While that amount may not be a good proxy for the value of the Sprint PCS Affiliates’ wireless businesses, it may provide stockholders with a feel for the possible magnitude of the potential risk associated with a breach of the arrangements between Sprint and the Sprint PCS Affiliates.

We note for the Staff that the prescribed appraisal process is extremely complex, involving three separate appraisers. No such appraisal process is underway, nor has any such appraisal process been undertaken previously, with respect to any of the Sprint PCS Affiliates. In the event that the prescribed appraisal process is undertaken, Sprint believes that the valuations determined by Sprint on the one hand and the Sprint PCS Affiliates on the other could vary dramatically. This is underscored by the requirement for a third-party appraiser help mediate the anticipated valuation differences. Although the agreements provide some guidance as to how the appraisers should calculate the fair market value of the Sprint PCS Affiliates, Sprint believes that the valuation process will involve numerous judgments by the appraisers and that the outcome of the valuation process is too speculative to predict meaningfully.

The Merger, page 36

Background of the Merger, page 30

Staff’s Comment 10: We note your response to our prior comment 25 that you have not included any specific discussion concerning the deferral of discussions in late June 2004. Please confirm to us in your response letter that neither company pursued potential business combinations with other parties after the deferral.

Response: In response to the Staff’s comment, we supplementally advise the Staff that neither company had substantive discussions with respect to potential business combinations with other parties after the deferral of discussions in late June 2004.

Material U.S. Federal Income Tax Consequences, page 78

Staff’s Comment 11: Please clarify your disclosure in the fourth paragraph of this section that counsel has relied upon factual representations and covenants.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that counsel has relied upon factual representations and covenants.

The Merger Agreement, page 81

Staff’s Comment 12: We note your statement that “the merger agreement has been included . . . for your convenience.” Please provide an analysis, addressing Item 601(b)(2) of Regulation S-K and relevant Delaware and Kansas business corporation law, supporting your determination that you are not obligated to supply a copy of the merger agreement to the stockholders.

Response: In response to the Staff’s comment, we have deleted the statement on page 81 that “the merger agreement has been included . . . for your convenience.” We respectfully submit, however, that we are not obligated to supply a copy of the merger agreement in the proxy

Securities and Exchange Commission

statement actually mailed to stockholders under either Item 601(b)(2) of Regulation S-K, the Delaware General Corporation Law (the “DGCL”) or the Kansas General Corporation Code (“KGCC”).

Items 601(a) and 601(b)(2) of Regulation S-K require that the merger agreement be included as an exhibit to the registration statement on Form S-4 filed with the Commission, but do not require that the merger agreement be included in the proxy statement actually mailed to stockholders. Section 251(c) of the DGCL requires that the stockholders of each constituent corporation at an annual or special meeting act on adoption or rejection of the merger agreement. Section 251(c), however, requires only that the notice of the stockholders meeting “contain a copy of the [merger] agreement or a brief summary thereof, as the directors shall deem advisable.” Thus, even though Nextel is a constituent corporation in the merger, it is not required by the terms of Section 251(c) to provide a copy of the merger agreement to its stockholders. Sprint is not a constituent corporation in the merger, and the Sprint stockholders are not required under Kansas law to adopt or approve the merger agreement. There is no provision of the KGCC requiring that a copy of the merger agreement be supplied to the Sprint stockholders.

Although not required, we have elected to include a copy of the entire merger agreement as Annex A to the joint proxy statement/prospectus for ease of reference by the stockholders.

Staff’s Comment 13: We note your statement that “[factual, business or operational] information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of Sprint and Nextel makes with the SEC.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, we revised the disclosure on page 81 to delete the statement.

Staff’s Comment 14: We note your statements in the first bolded paragraph regarding the merger agreement that you “do not intend for its text to be a source of factual, business or operational information about either Sprint or Nextel” and in the first bullet point that stockholders as such “may not rely upon [the agreement’s] terms and conditions.” These statements appear to limit investors’ reliance on the descriptions of the representations and warranties that are part of the merger agreement. Investors are entitled to rely upon disclosures in your publicly-filed documents, including disclosures regarding representations and warranties and other terms contained in the merger agreement. As a result, we view the suggested limitations as inappropriate since the disclosures regarding the merger agreement are being provided to stockholders in a public disclosure document under the federal securities laws. Please revise your disclosure to eliminate the language indicating that stockholders may not rely upon the terms and conditions of the merger agreement or upon the disclosure in the merger agreement.

Securities and Exchange Commission

Response: In response to the Staff’s comment, we have amended the disclosure on page 81 to delete the statement.

Staff’s Comment 15: We refer to your disclosure in the second and third bullet points and the disclosure in the paragraph on page 81 following the bullet points. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. For example, we note your reference in the second bullet point to confidential disclosure letters that you state qualify a stockholder’s ability to rely upon disclosure in the merger agreement and your statement in the last paragraph that “information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.” Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: In response to the Staff’s comments, we have revised the disclosure on page 81 to delete all of the bullet points and the disclosure following the bullet points. We have provided additional disclosure on page 86 to indicate in the summary of the merger agreement that the representations are qualified by information each company has filed with the SEC (and directs readers to the SEC website). This additional disclosure is appropriate as it reflects the qualifications to the representations and warranties set forth in the merger agreement. Sprint and Nextel believe they have complied with their disclosure obligations under the federal securities laws with respect to both the joint proxy statement/prospectus and the filings incorporated by reference into the joint proxy statement/prospectus.

Sprint Annual Meeting, page 104

General

Staff’s Comment 16: Tell us in your response letter why you have deleted three of the stockholder proposals that you included in the initial registration statement.

Response: Sprint deleted three of the stockholder proposals that were included in the initial filing of the Registration Statement as each was withdrawn by the applicable stockholder following positive discussions with Sprint.

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation, page 112

Staff’s Comment 17: Please include here the list of “minor clarifying changes” that is your response to our prior comment 54.

Securities and Exchange Commission

Response: We have included on page 113 the list of minor clarifying changes as requested.

Staff’s Comment 18: Please disclose your response to our prior comment 56 as to why Sprint is adding a provision permitting the acquisition by Sprint Nextel of non-voting common stock from a holder without stockholder approval.

Response: In response to the Staff’s comment, we have disclosed on page 113 the part of our response to prior comment 56 that will be most helpful to stockholders. We did not include the additional detail of our former response that we believe might prove confusing to stockholders.

Staff’s Comment 19: We note your responses to prior comments 53 and 56 regarding why you have chosen to bundle in proposal 2 the various amendments to the Sprint Nextel articles of incorporation, including an amendment permitting the acquisition by Sprint of non-voting common stock from a holder without stockholder approval. Please tell us whether Sprint solicited stockholder approval in the past for similar exceptions to the greenmail provision and whether those amendments to the articles of incorporation were bundled with other proposals.

Response: In January 1996 and November 1998, Sprint sought and obtained stockholder approval for similar exceptions to the greenmail provision. In both cases, all amendments to the Sprint articles of incorporation, including the amendments to Article Eighth (i.e., the greenmail provision), were included in a single proposal.

Staff’s Comment 20: You mention in your response to prior comment 56 that you propose to add the preferred stock to the exception from the greenmail provision of Sprint Nextel’s articles of incorporation. However, we cannot find this proposal in the proxy statement/prospectus. Please tell us in your response letter whether Sprint’s proposal 2 currently includes this proposed amendment to the Sprint Nextel articles of incorporation, or whether this is something that you propose to add in the next amendment to the registration statement.

Response: Sprint has now added the preferred stock to the exceptions to the greenmail provision of the Sprint Nextel amended and restated articles of incorporation. This addition is reflected in Proposal 2 in the Second Amendment being filed herewith.

Registration Statement Exhibits

General

Staff’s Comment 21: We note your response to prior comment 58. While the list of omitted schedules need only briefly identify the contents of the schedules or other similar supplements, the list should be sufficiently detailed in order to provide a clear understanding of the subject matter of each schedule. Please file as an exhibit a list identifying the contents of the omitted confidential disclosure letters. See Item 601(b)(2) of Regulation S-K.

Securities and Exchange Commission

Response: In response to the Staff’s comment, we have included in Exhibit 2.3 a list identifying the subject matter of the omitted confidential disclosure letters.

Staff’s Comment 22: Please confirm to us in your response letter that neither Sprint, Nextel, each director, each officer, nor any 5% holder of Sprint or Nextel voting stock has any voting agreements concerning the merger transactions.

Response: Sprint hereby confirms that none of Sprint, its directors, officers or 5% holders of Sprint voting stock has any voting agreements concerning the merger transaction. Nextel has confirmed that none of its directors, officers or 5% holders of Nextel voting stock (other than as described in the next sentence) has any voting agreements concerning the merger transaction. We have provided additional disclosure on page 74 to reflect the voting agreement among Nextel, Motorola, Inc. and Motorola SMR, Inc., entered into on May 16, 2005, with respect to the voting of shares of Nextel class B common stock held by the Motorola entities.

Exhibit 8.1 and 8.2 Tax Opinions

Staff’s Comment 23: We note counsels’ statements in the second paragraphs of their tax opinions that, “We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.” This statement appears to be overly broad, as counsel should not assume any fact that is known or is readily ascertainable in rendering its opinion. Please advise or revise.

Response: In response to the Staff’s comment, we note that the language in question is not intended to indicate that counsel are assuming known facts, but rather it is intended to indicate that counsel have not undertaken an affirmative obligation to verify independently the information. In addition, we submit that outside tax counsel is not in a position to determine what unknown facts are sufficiently ascertainable in order to carve such a category of facts out of the scope of the exception. We respectfully submit that the language in question is customary for opinions delivered in connection with transactions of this nature, and does not render the opinion any less supportive of the matters on which counsel are opining than is standard in this context. Consequently, the language has been retained as originally drafted.

Staff’s Comment 24: Since each counsel’s opinion must speak as of the date of effectiveness of the registration statement, counsels’ assumptions regarding facts prior to effectiveness of the registration statement would also appear to be inappropriate. Similarly, counsels’ disclaimers of any undertaking to update their opinions could be problematic if the tax opinions are executed and filed prior to date of effectiveness. Tell us in your response letter whether each counsel intends to retain these assumptions in their executed opinions that will be filed as of the effective time of the registration statement.

Response: For purposes of clarification, we note that “Effective Time” as used in the opinions has the definition set forth in the Merger Agreement, as indicated in the introductory

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language of the opinions. “Effective Time” for this purpose refers to the time of consummation of the merger, as opposed to the time that the Registration Statement becomes effective. We undertake to file the opinions on the date of effectiveness of the Registration Statement, dated as of that date. Consequently, the opinions will speak as of the date of effectiveness of the Registration Statement, and no updates to the opinions will be necessary for that purpose.

Staff’s Comment 24: Please file or provide us with a draft legality opinion so that we may have time to review the opinion prior to effectiveness.

Response: In response to the Staff’s comment, we are filing the legal opinion as Exhibit 5.1 to the Second Amendment.

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Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II

E. William Bates, II

wb

cc:	Cheryl Grant, Staff Attorney

Kathleen Krebs, Special Counsel

United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

Mr. Charles R. Wunsch

Sprint Corporation

Leonard J. Kennedy

Gary D. Begeman

Richard A. Montfort

Nextel Communications, Inc.

Robert I. Townsend, III

Cravath, Swaine & Moore LLP

Robert A. Profusek

Jones Day

Toby S. Myerson

Paul, Weiss, Rifkind, Wharton & Garrison LLP